December 30, 2016

VIA FEDERAL EXPRESS, EMAIL AND THE EDGAR SYSTEM

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549

Attention:  Tiffany Piland Posil, Special Counsel

Re:

Creative Learning Corporation

Soliciting Material Pursuant to Rule 14a-12

Filed December 16, 2016

Preliminary Proxy Statement on Schedule 14A

Filed December 23, 2016

File No. 000-52883

Dear Ms. Posil:

On behalf of our client, Creative Learning Corporation (the “Company” or “CLC”), we are responding to comments on (i) the soliciting material pursuant to Rule 14a-12 filed by the Company on December 16, 2016 and (ii) the Preliminary Proxy Statement on Schedule 14A filed by the Company on December 23, 2016 (the “Preliminary Proxy Statement”) provided by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated December 28, 2016 (the “Comment Letter”).  In conjunction with these responses, the Company is concurrently filing a revised Preliminary Proxy Statement via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Soliciting Material Pursuant to Rule 14a-12

1.

Staff Comment:  Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis.  Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

Securities and Exchange Commission

December 30, 2016

•

“… his nominees would likely prevent the Company from prosecuting the Company’s lawsuit against him.”

•

“… there is a significant risk that Mr. Pappas would again engage in the conduct described above, thereby causing further financial and reputational losses to the Company.”

Company Response:  We respectfully acknowledge the Staff’s comment.  The Company will qualify the types of statements set forth above as statements of opinion or belief in future filings.  In response to the Staff’s comment, the Company has included in the revised Preliminary Proxy Statement additional disclosure providing factual support for the statements set forth above.

Preliminary Proxy Statement on Schedule 14A

2.

Staff Comment:  You have filed your preliminary proxy statement using the EDGAR header tag PRE14A, rather than PREC14A.  Please confirm that when you file the definitive proxy statement, you will use the EDGAR header tag DEFC14A to reflect the contested nature of the solicitation.

Company Response:  We respectfully acknowledge the Staff’s comment and confirm that the definitive proxy statement will be filed using the EDGAR header tag DEFC14A.

3.

Staff Comment:  Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide supplemental support for these particular statements with your response:

•

“The Board believes that if Mr. Pappas is successful in his attempt to gain control of the Board through his consent solicitation, his director candidates likely will withdraw the Company’s lawsuit against him.”

•

“Moreover, we believe that there is a significant risk that Mr. Pappas would again engage in the conduct described above (and/or attempt to encourage his director candidates to engage in such conduct) ….”

•

Since Mr. Pappas’ departure from the Company, your Board and management have led the Company’s successful financial recovery ….”

Company Response:  In response to the Staff’s comment, the Company has included in the revised Preliminary Proxy Statement additional disclosure providing factual support for the statements set forth above.

4.

Staff’s Comment:  Disclosure throughout indicates that Mr. Pappas’ consent solicitation is an attempt to take control of the Company without paying shareholders a

Securities and Exchange Commission

December 30, 2016

control premium.  We are unaware of any legal requirement that obligates a party to pay a control premium for a proxy or consent solicitation undertaken in compliance with Exchange Act Section 14(a) and Regulation 14A and seeking a shareholder’s consent or proxy to elect such party’s nominees.  Please refrain from creating the impression that a “premium” is legally or otherwise required given the prohibition in Rule 14a-9 with respect to omissions of material fact necessary in order to make the statement not false or misleading in light of the circumstances under which it is made.

Company Response:  In response to the Staff’s comment, the indicated statements have been removed.

5.

Staff’s Comment:  Please revise to include the information required by Item 5(b)(1)(xi) of Schedule 14A.

Company Response:  In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the information required by Item 5(b)(1)(xi) of Schedule 14A.

6.

Staff’s Comment:  Please revise to include all the information required by Items 7(b)-(d) and 8 of Schedule 14A.

Company Response:  In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the information required by Items 7(b)-(d) and 8 of Schedule 14A.

7.

Staff’s Comment:  Please revise to clearly mark the consent revocation card as preliminary.  See Rule 14a-6(e)(1).

Company Response:  In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to mark the consent revocation card as preliminary.

* * *

Please note that the Company has included in the revised Preliminary Proxy Statement certain changes other than those included in response to the Staff’s comments.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Securities and Exchange Commission

December 30, 2016

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (212) 801-2222.

Sincerely,

/s/ Dennis J. Block
Dennis J. Block
Sr. Chairman Global M&A, Greenberg Traurig, LLP

cc:

Charles Grant, Chairman, Creative Learning Corporation

Scott Mendeloff, Greenberg Traurig, LLP